Exhibit 99.1

Eastern International Ltd. Entered into Contract for its First Photovoltaic Power Generation Construction Project With a Total Contract Price of RMB 42.5 Million (approximately US$ 6.04 million)

HANGZHOU, China, December 24 , 2025 /PRNewswire/ — Eastern International Ltd. (“Eastern International” or the “Company”) (NASDAQ: ELOG), a provider of domestic and cross-border professional logistic services including project logistic and general logistic for Company clients, today announced that its wholly-owned subsidiary, Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd. (“Guizhou Tianrun”), has entered into a construction contract (the “Contract”) with Weifang Branch of CSCEC Southwest Architecture & Design Institute (Shandong) Design Consulting Co., Ltd. for its Hebei Laiyuan 300 MW Centralized Photovoltaic Power Generation Project.

Pursuant to the Contract, Guizhou Tianrun will act as a subcontractor and be responsible for the construction of Phase I - 50 MW (the “Project”) of the Centralized Photovoltaic Power Generation Project, with a total contract price of RMB 42.5 million (approximately US$ 6.04 million). Guizhou Tianrun will be responsible for the foundation works, photovoltaic mounting structure installation, photovoltaic module installation, module string wiring, installation and wiring of photovoltaic combiner boxes and supply of certain auxiliary materials. The Project is scheduled to commence for construction before December 31, 2025.

Mr. Lin Tan, Chief Operating Officer of Eastern International Ltd. commented, “The commencement of the construction of the Company’s first photovoltaic power generation project marks the substantive progress of our business expansion in the new energy sector. Through our professional engineering and construction team, the Company will continue to actively participate in large-scale clean energy projects and their constructions, to provide high-quality and on-time delivery and support the green transformation of regional energy structure. With this new development, we believe the Company has entered a broader stage of new business.”

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) and Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd., both wholly owned subsidiaries of the Company, provide domestic and cross-border professional logistic services including project logistic and general logistic for Company clients. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard). Eastern International has 7 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices in China which operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. For more information, please visit https://www.elogint.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel: +86 0571-82356096

Email: ir@elogint.com